

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

April 1, 2009

VIA U.S. MAIL AND FAX (562) 906-8459

David Duquette
Chief Financial Officer
New Century Companies, Inc.
9835 Romandel Ave.
Santa Fe Springs, California 90670

      Re: **New Century Companies, Inc.**
               Form 10-KSB for the year ended December 31, 2007
               Filed May 15, 2008
               File No. 000-09459

Dear Mr. Duquette:

        We have reviewed your letter filed March 13, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2007

Note 9. Loss Per Share, page F-36

1.   Please refer to prior comment 2. We note from your response that you believe the reversal of the accrued dividends is correct due to the statute of limitations expiring and that they no longer have to be paid by law. Please respond to the following:

- Tell us if you formally declare the dividends at each reporting period as they are incurred and accrued. Also, tell us whether, by law they need to be declared, given that your dividends are mandatory and cumulative.

- Tell us more about the nature of the preferred stockholders – both those that waived the right to dividends and those that didn't. For example, explain if any of the holders are related parties, or if they maintain any other ownership in the company (i.e. common stock, even a small amount).

- Explain to us about the dividends that were waived by certain preferred shareholders, including whether the shareholders were compensated in any way for the waiver, if there was any inducement offered by the company to obtain the waivers, etc.

- Also, explain the expectations of the preferred shareholders with regards to the cumulative dividends, for example, tell us if any have demanded payment of the cumulative mandatory dividend, if not, why.

- Explain whether the preferred stock agreements permit the unpaid dividends to be converted to common stock or if any unpaid dividends been converted to common stock.

- Tell us if there is any preference in liquidation for the unpaid dividends or if there is a stated liquidated amount as part of the preferred stock agreements. Also, explain why the preferred stock agreements have not been filed as an exhibit.

- Please provide us with a copy of any legal opinions you have obtained with regards to the accrued dividends.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3640 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Julie Sherman
Reviewing Accountant